As Filed with the Securities and Exchange Commission on August 12, 2002
                                     Registration Statement No. 333-_______
=============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                   FORM S-2
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT of 1933


                     BION ENVIRONMENTAL TECHNOLOGIES, INC.
                (Exact Name of Registrant in its Charter)

            Colorado                                84-1176672
(State or other jurisdiction           (I.R.S. Employer Identification No.)
 of incorporation or organization)

                        18 East 50th Street, 10th Floor
                            New York, New York 10022
                                (212) 758-6622
                  (Address and telephone number of principal
              executive offices and principal place of business)

                   David J. Mitchell, Chairman of the Board
                     Bion Environmental Technologies, Inc.
                        18 East 50th Street, 10th Floor
                            New York, New York 10022
                                (212) 758-6622
           (Name, address and telephone number of agent for service)

          Copies to:  Stanley F. Freedman, Esq.
                      Krys Boyle Freedman Graham Sawyer Terry & Moore, P.C. 600 Seventeenth Street, Suite 2700 South
                      Denver, Colorado  80202-5427
                      (303) 893-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a)of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        CALCULATION OF REGISTRATION FEE
=============================================================================
                                       Proposed     Proposed
                                       Maximum      Maximum
Title of Each Class                    Offering     Aggregate  Amount of
of Securities to be    Amount to be    Price Per    Offering   Registration
Registered             Registered      Share        Price      Fee
_____________________________________________________________________________

Common Stock,           805,309        $4.07      $3,277,607.63  $301.54
no par value (1)                        (2)           (2)

=============================================================================

(1) To be distributed to the shareholders of Centerpoint Corporation.

(2) Estimated solely for the purpose of computing the amount of registration fee based on the average of the closing bid and ask prices of our Common Stock on the OTC Bulletin Board on August 8, 2002 which was $4.07 a share.

PROSPECTUS                    SUBJECT TO COMPLETION DATED AUGUST 12, 2002
____________________________________________________________________________

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                      BION ENVIRONMENTAL TECHNOLOGIES, INC.

                       805,309 Shares of Common Stock
                        to be Distributed to the
             Shareholders of Centerpoint Corporation




     We have prepared this prospectus to provide you with information regarding the distribution of the shares of our Common Stock currently held by Centerpoint Corporation ("Centerpoint") to the shareholders of Centerpoint.
We currently own 57.615% of Centerpoint's outstanding stock. Centerpoint currently owns 1,900,000 shares of our Common Stock. Since we currently own 57.615% of Centerpoint's shares, 1,094,691 of the shares will be returned to us as a Centerpoint shareholder and cancelled. The remaining 805,309 shares will be distributed on a pro rata basis to the other shareholders of Centerpoint of record on __________, 2002. Certificates evidencing the Common Stock will be distributed by mail within a reasonable time after the distribution date, currently anticipated to be on or about ___________, 2002.

     Our Common Stock is quoted on the OTC Bulletin Board under the symbol "BNET." On August 9, 2002, the reported closing price for our Common Stock was $4.00.



                          ____________________________



     Ownership of our Common Stock involves a high degree of risk. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.




             The date of this Prospectus is __________, 2002

                           TABLE OF CONTENTS



                                                              PAGE

PROSPECTUS SUMMARY .........................................    3

RISK FACTORS ...............................................    4

AVAILABLE INFORMATION ......................................    9

COMPANY INFORMATION ........................................   10

USE OF PROCEEDS ............................................   10

RECENT MATERIAL CHANGES IN OUR BUSINESS  ...................   10

THE DISTRIBUTION ...........................................   13

DESCRIPTION OF COMMON STOCK ................................   16

EXPERTS ....................................................   18

LEGAL MATTERS ..............................................   18

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION OF
 OFFICERS AND DIRECTORS ......... ..........................   19

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ............   19

                             PROSPECTUS SUMMARY

     The following is a summary of the pertinent information regarding the distribution of our shares being made to the shareholders of Centerpoint.
This summary is qualified in its entirety by the more detailed information and financial statements and related notes incorporated by reference in this Prospectus. The Prospectus should be read in its entirety, as this summary does not contain all the facts necessary to make an investment decision.

The Company
-----------

     Bion Environmental Technologies, Inc. ("Bion," "we," "us" or "our") is an environmental services company focused on the needs of confined animal feeding operations (CAFO's). We are engaged in two main areas of activity: waste stream remediation and organic soil and fertilizer production. Our waste remediation service business provides CAFO's, primarily in the swine and dairy industries, with treatment for animal waste outputs. In this regard, we treat the entire waste stream in a manner which cleans and reduces the waste stream thereby mitigating pollution of the air, water and soil, while creating value-added organic soil and fertilizer products. Bion's soil and fertilizer products are being used for a variety of applications including school athletic fields, golf courses and home and garden applications.

     On July 8, 2002, we effected a one for ten reverse split of the outstanding shares of our Common Stock. All share amounts in this prospectus give effect to the reverse split.

     Our principal offices are located at 18 East 50th Street, 10th Floor, New York, New York 10022, and our phone number is (212) 758-6622.

The Distribution
----------------

     The following summary answers certain questions you may have with respect to Centerpoint's distribution of our Common Stock and highlights selected information from this prospectus that is important to you. We encourage you to read the entire prospectus.

Q.   WHAT WILL HAPPEN IN THE DISTRIBUTION?

A. Centerpoint will distribute our Common Stock on the basis of 0.31639 shares of our Common Stock for each share of Centerpoint common stock outstanding on the record date. The shares distributed to us as a result of our ownership of 3,459,997 shares of Centerpoint will be cancelled. No fractional shares will be distributed. Instead, fractions will be rounded up or down to the nearest full share. In the event that there any is overage created by rounding, the number of shares to be issued to Bion will be reduced.

Q.   WHY IS CENTERPOINT MAKING THE DISTRIBUTION?

A. At the time we purchased our controlling interest in Centerpoint in exchange for 1,900,000 shares of our Common Stock, we agreed to register these shares for distribution to Centerpoint's shareholders so that the Centerpoint shareholders, as opposed to Centerpoint itself, would own the shares of our stock. In this way, each Centerpoint shareholder will be able to make an individual decision as to whether to hold or sell the Bion shares they receive in the distribution.

Q.   DO I HAVE TO PAY FEDERAL INCOME TAXES ON THE RECEIPT OF BION COMMON
     STOCK?

A. You may be required to pay federal income taxes on receipt of shares of our common stock. As a result of the distribution, each holder of Centerpoint's common stock will be considered to have received a taxable dividend includable in income in an amount equal to the fair market value of the shares of our Common Stock received in the distribution only to the extent of his or her pro rata share of Centerpoint's current earnings and profits and accumulated earnings and profits, if any. Any portion of the fair market value of the shares of our Common Stock in excess of Centerpoint's current and accumulated earnings and profits allocable to your shares of Centerpoint's common stock will be treated as a return of capital to the extent and in reduction of your adjusted tax basis for the shares of Centerpoint's common stock owned by you. If the fair market value of shares of our Common Stock then exceeds the basis of your shares of Centerpoint's common stock as so adjusted, the excess value will result in a long-term or short-term capital gain depending on the length of time that you have held Centerpoint's common stock prior to the distribution of shares of our Common Stock. See "The Distribution - Material Federal Income Tax Consequences."

Q.   WHERE IS BION COMMON STOCK TRADED?

A. Our Common Stock is currently traded on the OTC Bulletin Board under the symbol "BNET."

Q.   WHEN WILL THE DISTRIBUTION OCCUR?

A.   We expect the distribution to occur on or about _____________, 2002.


                                RISK FACTORS

     The shares of Bion Common Stock being distributed are speculative in nature and involve a high degree of risk. Following is a summary discussion of the risk factors applicable to an investment in the securities. You should thoroughly consider all of the risk factors discussed below and should understand that there is substantial risk they will lose all or part of your investment.


     1.  WE HAVE A VERY LIMITED OPERATING HISTORY.

     We have developed an innovative new wastewater treatment process that still remains unproven in the marketplace. For the first several years of our existence we stayed in the development stage while we were initially trying to develop our wastewater treatment system to a point where it could be sold into the agricultural market. We then marketed and sold some of our systems to farmers for a short time and were able to generate some limited revenues, but never at a level that was sufficient to pay our operating expenses. After we received outside funding in late 1999, we decided to make several significant improvements to our systems so that they would work better. In connection with that decision, we essentially stopped our commercial operations to focus on research and development activities associated with the development of our second generation system. The second generation system now appears to be completed and we are again attempting to commence marketing and selling efforts. One problem we have encountered with our innovative new process is that it is difficult for us to know when it is sufficiently developed because it is unique in its operation and can be refined continuously. Another problem we have encountered, which we believe is typical for many new enterprises, is that it is difficult to move from the product development stage to the stage of conducting successful commercial operations. Even today we face intense competition from existing and more established companies in the wastewater, waste management, environmental control and soils products businesses as we attempt to enter the market to sell our second generation systems. Investors are cautioned that we have never achieved successful commercial operations or significant revenues, both of which will be necessary in order for our stock to increase in value.

     2.  WE HAVE INCURRED SUBSTANTIAL LOSSES AND MAY NEVER ACHIEVE
PROFITABILITY.

     From inception to date, neither we nor our subsidiaries have ever sustained any profitable operations. During the year ended June 30, 2001 we had a net loss of $15,553,223 and through June 30, 2001 we had total losses from our inception of $39,380,101. Although we expect to eventually generate sufficient revenues from sales of our systems and the related BionSoil(R) to pay our future operating expenses, there can be no assurance that profitable operations will ever be achieved or sustained. We are still dependent upon infusions of capital from investors and proceeds from loans to enable us to continue in business. There is no assurance that these sources of financing will continue to be available. Any failure on our part to do so will have a material adverse impact on us and may cause us to cease operations. In the event we are unable to achieve sustained profitable operations in the future, it is likely that any investment in our Common Stock will ultimately be lost.

     3. WE MAY NEED ADDITIONAL WORKING CAPITAL; THE REPORT OF OUR ACCOUNTANTS CONTAINS A "GOING CONCERN" QUALIFICATION.

     We have incurred losses from our inception totaling $55,476,385 at March 31, 2002, and we have thus far failed to generate adequate working capital from operations. As of March 31, 2002, we had working capital of $2,488,517. We believe that we have sufficient working capital to continue our operations through the end of the calendar year 2002. However, we expect that we will need to obtain additional working capital for future operations. Our auditors have included an explanatory paragraph in their report, noting that there is substantial doubt as to our ability to continue as a going concern. Our audited financial statements for the fiscal year ended June 30, 2001 have been prepared assuming that we will continue as a going concern. Our continued losses without additional equity capital raise substantial doubt about our ability to continue in business after the calendar year 2002.

     4. OUR ABILITY TO OBTAIN ADDITIONAL FUNDS MAY BE LIMITED BY SOME OF OUR EXISTING AGREEMENTS.

     At the time we acquired control of Centerpoint Corporation, we issued 1,900,000 shares of our Common Stock to Centerpoint and 100,000 shares to Centerpoint's former parent, OAM, S.p.A. at a value of $7.50 per share. Under the terms of the related agreements, until such time as we receive cumulative equity investments from third parties unaffiliated with either Centerpoint or OAM equal to at least $5 million, we will be required to issue additional shares to Centerpoint and OAM at no additional cost if we sell or transfer any of our equity securities or securities convertible into or exchangeable for equity securities, at a price which reflects or implies a price per share of our Common Stock less than $7.50 per share, or if we amend, modify, or waive any terms of any outstanding security to that security implies or reflects that price. We also have outstanding warrants that contain similar anti-dilution provisions using the $7.50 per share level. Our stock price is currently substantially below $7.50 per share. The existence of these contractual provisions was a significant factor in deterring us from completing one financing because we did not want to suffer the dilution that would result, and they may deter us from completing additional financings in the future.

     5. OUR FUTURE OPERATIONS WILL DEPEND ON THE EFFORTS OF OUR MANAGEMENT TEAM AND OUR BUSINESS WILL SUFFER IF WE LOSE THE SERVICES OF ANY KEY EMPLOYEES.

     We are completely dependent upon the efforts and abilities of our team of officers and directors to manage our business. We do not currently carry any "key man" life insurance coverage on any of our employees. Although none of our officers or directors has experience in the management of any profitable entity that has engaged in our area of business, the loss of the services of any of these persons could have a material adverse impact on our business, results of operations and financial condition. We have lost several members of our management team in the past year, including Jon Northrop, an officer and director, Mark Smith, an officer and director, Bart Chilton, an officer, and Joseph Wright, a director. However, Messrs. Northrop and Smith still assist Bion on an advisory basis. We do not believe that the loss of these persons has had a significant effect on our operations.

     6. OUR MANAGEMENT BENEFICIALLY OWNS A SUBSTANTIAL AMOUNT OF OUR STOCK AND CAN CONTROL OUR COMPANY, INCLUDING THE ELECTION OF OUR DIRECTORS.

     Present management beneficially controls in excess of 33% of our outstanding Common Stock and can control the election of our directors and control our affairs and operations. Such control by management could result in management taking actions that are in the best interests of management and not of all of the shareholders. Mark A. Smith and several other principal shareholders are parties to a shareholders' agreement which, among other things, allows D2 to designate three board members and, with our consent, nominate a fourth. Our Articles of Incorporation do not provide for cumulative voting. Mark Smith and certain entities related to him which own shares of our Common Stock (the "Smith Shares") have entered into a voting agreement that gives David Mitchell, our Chairman, President and CEO, the power to vote all of the Smith Shares as to most matters. D2 is currently deemed to be the beneficial owner of 1,886,089 shares as a result of its direct and indirect ownership of shares and its right to make voting decisions.

     7. OUR MANAGEMENT HAS THE RIGHT TO RECEIVE SIGNIFICANTLY MORE OF OUR STOCK IN THE FUTURE, WHICH MAY HURT THE MARKET PRICE.

     On December 23, 1999, we entered into a management agreement with D2 pursuant to which D2 provides us with specific management and consulting services and David J. Mitchell has been appointed to serve as our Chief Executive Officer, Chairman of our Executive Committee and as one of our Directors. Effective December 1, 2000, the Company amended the D2 management agreement by, among other things, agreeing to pay an annual base compensation of $500,000 in calendar year 2001, $600,000 in calendar year 2002, and $750,000 in calendar year 2003, substantially all of which is currently being paid in shares of our Common Stock on a quarterly basis. In addition, as a result of the transactions involving Centerpoint Corporation, in accordance with the terms of an existing agreement with D2CO, LLC, Southview, Inc. and Atlantic Partners, LLC, all of which are affiliates of David Mitchell, our President and CEO, we amended the SV1 and SV2 Warrants held by D2 so that warrants now provide for the purchase, in the aggregate, of 1,037,343 shares of our common stock at a purchase price of $7.50. D2 also holds J Warrants to purchase an additional 3,000 shares at $6.00 per share. The magnitude of the possible issuances of Common Stock to D2 could be adversely perceived by investors because of the potential resale of such shares in the future and could hurt the market price of our shares.

     8. THE DEVELOPMENT OF OUR TECHNOLOGY HAS BEEN LIMITED TO A FEW MARKETS; WE MAY NOT ATTRACT ENOUGH CUSTOMERS TO BE SUCCESSFUL.

     Our wastewater treatment systems to date have been developed and marketed to certain agricultural and food processing applications and have not yet been expanded into other markets. We have not yet completed the development of all of the wastewater treatment system applications that will be necessary to address targeted market applications and geographic areas and we anticipate a continuing need for the development of additional applications. During the fiscal year ended June 30, 2001, we invested substantially in developing our second generation system. This upgraded system is designed to operate using significantly lower water volume and less energy. Although management believes that our existing technology is sufficient to support development of additional commercial applications, no assurance can be given that new applications can be developed or that existing and/or new applications will achieve commercially viable sales levels. We have not conducted formal market studies with respect to our technology and services. We anticipate that the achievement of any significant degree of market acceptance for our wastewater treatment systems and products will require substantial marketing efforts and the expenditure of significant amounts of funds to inform potential customers of the distinctive characteristics and benefits of such products. We cannot give any assurances that our targeted customers will accept our proposed products. We also cannot give any assurance that we will ever realize substantial revenues from the sale of our products.

     9. WE FACE INTENSE COMPETITION WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

     Although we believe that our systems offer many significant advantages over other competing technologies/systems, competition in the biological wastewater treatment industry is intense. We are in direct competition with local, regional and national engineering and environmental consulting firms and soils products companies. Some of our competitors may be capable of developing soils products or waste and wastewater treatment systems similar to ours or based on other competitive technologies. Many of our competitors are well-established and have greater financial and other resources than we do.

     10. OUR PRODUCTS COULD BECOME OBSOLETE; WE MAY NOT BE ABLE TO KEEP UP WITH CHANGES IN TECHNOLOGY.

     Our business is susceptible to changing technology. Although we intend to continue to develop and improve our treatment systems, there is no assurance that funds for such expenditures will be available or that our competitors will not develop similar or superior capabilities.

     11. OUR PATENT AND TRADE SECRET PROTECTION EFFORTS MAY NOT BE ADEQUATE TO PROTECT OUR TECHNOLOGY.

     We have limited patent protection on our soils products and also on certain aspects of our wastewater treatment systems technology. We also possess certain proprietary processes. We intend to obtain additional patents or other appropriate protection for our technology. Additionally, we use nondisclosure contract provisions and license arrangements which prohibit the disclosure of our proprietary processes. However, there can be no assurance that we can effectively protect against unauthorized duplication or the introduction of substantially similar products. Our ability to compete with other companies is materially dependent upon the proprietary nature of our patents and technologies. We cannot give assurances that we will be able to obtain any additional key patents or other protection for our technology. In addition, if any of our key patents or proprietary rights were invalidated, there could be an adverse effect on our business, results of operations and financial condition.

     12.  OUR BUSINESS IS AFFECTED BY GOVERNMENT REGULATIONS WHICH CHANGE.

     We are a provider of systems and services that result in the reduction of pollution and, therefore, we are not under direct enforcement or regulatory pressure. We are involved, however, in waste and wastewater treatment and are impacted by environmental regulations in at least three different ways: (1) our marketing and sales success depends, to a substantial degree, on the pollution clean-up requirements of various governmental agencies, from the Environmental Protection Agency at the federal level to state and local agencies; (2)our system design and performance criteria must be responsive to the changes in federal, state and local environmental agencies' effluent standards and other requirements; and (3) our system installations and operations require governmental permits or approvals in many jurisdictions.

     We are also a manufacturer and provider of BionSoil(R) products such as potting soils, soil amendments and fertilizers. Some state and federal regulatory agencies have standards these products must meet to be sold as soil amendment or fertilizer products in various markets. The production and sales of our BionSoil(R) products currently meet relevant federal and state requirements. These regulations can change which creates a level of unpredictability. We are continually reviewing current regulations and potential changes that may affect our business and are making necessary compliance efforts in all jurisdictions in which we do business. We believe that Bion is currently in compliance with all applicable federal, state and local regulations.

     We are in the business of helping our customers solve problems associated with their discharge of wastewater into the environment, and most of our systems and services are subject to federal, state and local government regulation, and many are subject to extensive testing procedures. The effects of rulings of regulatory bodies could delay our marketing efforts for a long time and ultimately could prevent the completion of projects. The regulations pertaining to the environment which may impact our systems are continually changing. While we believe that such regulatory changes are favorable to our business since such regulations may require the use of our systems, there can be no assurance that, in the future, such regulations will not cause us additional economic expense or be a materially adverse effect on our business, results of operations and financial condition.

     13. WE FACE RISKS OF LITIGATION RESULTING FROM IMPROPER OPERATION OF OUR SYSTEMS.

     In order for our waste and waste water treatment systems to function properly, the systems must be operated in accordance with our specifications. In the event that our systems are not operated properly and environmental violations or other problems occur as a result, it is possible that we could be named as a defendant in litigation brought by governmental agencies and/or individuals. Such litigation could seek, among other things, damages, equitable remedies, punitive damages and penalties. In fact, we were named as a defendant, along with the owners of one of our first generation systems, in just such an action filed by the Attorney General of the State of Illinois alleging environmental violations associated with the operation of a hog farm. While we were able to settle that litigation for approximately $9,000, there can be no assurance that similar litigation will not occur in the future. Litigation of this nature could damage our reputation.

     14. RESALES OF OUTSTANDING RESTRICTED SHARES COULD HURT THE MARKET PRICE OF OUR STOCK.

     A significant number of our outstanding shares are "restricted securities" which may in the future be sold in compliance with Rule 144 adopted under the Securities Act of 1933, as amended. Generally, Rule 144 provides that a person holding "restricted securities" for a period of at least one year may sell every three months, in brokerage transactions, an amount equal to the greater of one percent of our outstanding shares of Common Stock or the average weekly reported volume of trading for the securities. There is no limitation on the amount of "restricted securities" which may be sold by a person who has been the beneficial owner of such restricted securities for more than two years, and has not been an "affiliate" for at least 90 days prior to the date of such sales. Investors should be aware that such sales under Rule 144 may, in the future, cause the price of our Common Stock to drop, and the potential of such sales is expected to have a depressive effect on the market for our Common Stock.

     15. THE MARKET FOR OUR SHARES IS VERY LIMITED AND MAY NOT BE MAINTAINED WHICH COULD MAKE IT DIFFICULT TO RESELL SHARES.

     Investors should be aware that our Common Stock is quoted on the OTC Bulletin Board, that there is currently only an extremely limited and "thin" trading market in our Common Stock, and there is no assurance that it will continue or that any active trading will occur. Holders of our shares may find it difficult to resell their shares if they desire to do so.

     16.  OUR RESULTS OF OPERATIONS MAY BE AFFECTED BY NON-CASH CHARGES.

     During the year ended June 30, 2001 we recorded $10,659,214 in non-cash charges. During the nine months ended March 31, 2002 we recorded an additional $13,189,183 in non-cash charges. We may also incur such charges in the future. These charges are related to transactions in which stock options or warrants are used, and are likely to be incurred on a one-time or sporadic basis. Results of operations could be materially adversely affected by these non-cash charges.

     17. EXERCISE OF WARRANTS WILL REDUCE THE OWNERSHIP PERCENTAGE OF EXISTING SHAREHOLDERS.

     The exercise of outstanding warrants will result in a significant reduction in the respective percentage interests of Bion and voting power held by the shareholders, other than those participating in the exercise. As of July 31, 2002, we had warrants to purchase 1,393,400 shares of our Common Stock outstanding. We expect to issue additional shares of our Common Stock, warrants and options in connection with further financings.

                               AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Securities and Exchange Commission. Such reports and other information filed by us can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically.

     We have filed with the Commission a Registration Statement on Form S-2 of which this Prospectus constitutes a part, under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information pertaining to us, reference is made to the Registration Statement. Statements contained in this Prospectus or any document incorporated herein by reference concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement are on file at the offices of the Commission, and may be inspected without charge at the offices of the Commission, the addresses of which are set forth above, and copies may be obtained from the Commission at prescribed rates. The Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission's Web site (http://www.sec.gov).

                              COMPANY INFORMATION

     This Prospectus is accompanied by a copy of our Annual Report on Form 10-KSB for our fiscal year ended June 30, 2001 and our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002, which reports are incorporated by reference into this Prospectus in their entirety.

                                USE OF PROCEEDS

     We will not receive any proceeds from the distribution of the Common Stock by Centerpoint to its shareholders.


                    RECENT MATERIAL CHANGES IN OUR BUSINESS

     There have been no material changes in our business since June 30, 2001, that have not been reported in our Reports on Form 10-QSB, except as set forth below:

Changes in our Management.

     The following changes in our management were either adopted or ratified by us on September 6, 2001:

          - We accepted the resignation of Ron Cullis as a member of our Board of Directors. The options held by Mr. Cullis will continue to be exercisable in accordance with their terms. His resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

          - We accepted the resignation of Jon Northrop as an officer and director of our company and as an officer and director of each of our subsidiaries. Mr. Northrop will continue to serve us as a consultant and will also serve as a member of our Advisory Board. His resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

          - Mark Smith resigned as Chairman of our Board and was replaced in that capacity by David Mitchell, our President.

          - Mr. Mitchell will serve as the President of both of our subsidiaries.

          - The resignation of Bart Chilton as our Senior Vice President in August 2001 to continue his career with the United States government was ratified.

Severance Agreements.

     We entered into severance agreements with Jon Northrop and the only other employee that remained in our Denver, Colorado office. As a result, we no longer have any employees in Denver and substantially all of our business operations are conducted out of our office in New York City.

Restructuring of Notes to Related Parties and Cancellation of Options and Warrants.

     In August 2001, we amended the terms of certain notes that we owe to certain related parties and these persons agreed to cancel certain outstanding options and warrants held by them. The notes were amended in order to simplify our capital structure and to provide for uniform conversion provisions by which we could eliminate this debt. The accrued amounts due under notes that we amended were as follows:

                                     Amount of Accrued Debt
     Holder                      (Accrued to January 15, 2002)
     ------                      -----------------------------

     Jon Northrop                            $  544,974
     Jere Northrop                           $  504,461
     Northrop Family Trust                   $  138,342
     Edward A. Hennig                        $  161,783
     M. Duane Stutzman                       $  184,021
     William J. Crossetta                    $  283,685
     S. Craig Scott                          $   50,606
     Dublin Holding Ltd.                     $3,682,944
     Mark Smith Rollover IRA                 $  393,556
     Kelly Smith Rollover IRA                $  339,870
          TOTAL                              $6,284,242

     The terms of the notes that were amended related to the maturity date, the terms under which the notes would automatically be converted into common stock, and the conversion rate that would be applied. The new conversion terms allowed us to provide for the conversion of these notes into shares of common stock and avoid having to pay these notes in cash. The holders of the notes agreed to cancel certain options and warrants in consideration for the amendments to the notes and to assist the Company in simplifying its capital structure.

     Under the terms of the amended notes, all of this debt was converted into an aggregate of 837,900 shares of Common Stock in January 2002 because the transactions involving Centerpoint triggered their conversion. A portion of the shares that were issued on conversion are being registered for resale by one of the holders in a separate registration statement.

Changes in Our Officers and Directors.

     The following changes in our management at the Board of Directors level were either adopted or ratified by us at our Board of Directors meetings in December 2001 and January 2002:

     . We accepted the resignation of Joseph Wright as a member of our Board of Directors. His resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

     . Mark Smith resigned from our Board of Directors and as our Secretary, effective January 31, 2002. His resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices. Mr. Smith will continue to provide consulting services to us from time to time as requested by our management.

     .  We added Howard Chase to our Board of Directors.

Changes in the "Line" Management.

     The following additional changes have been made in the day-to-day management of Bion and its subsidiaries:

     .  Effective February 1, 2002, James Morris became the Chief
        Technical Officer of the Company and he received an option to purchase 12,000 shares at an exercise price of $11.00 per share until December 31, 2004.

     .  Effective February 1, 2002, George Bloom became the Chief
        Operating Officer of our Bion Technologies, Inc. subsidiary, and he also received an option to purchase 12,000 shares at an exercise price of $11.00 per share until December 31, 2004.

     . Effective February 1, 2002, Dominic Bassani became Director of Product Development and Planning for our Bion Technologies, Inc. subsidiary, and also will continue to serve as the Vice President of Operations in our BionSoil, Inc. subsidiary.

     . From January 15, 2002 to July 31, 2002, Craig Scott rejoined us as a full time employee in the capacity of our Director of Shareholder Relations. An existing 16,945 options held by him were extended until December 31, 2003, with a reduced exercise price of $12.50 per share. Additionally, Mr. Scott was granted an option to purchase 600 shares at $15.00 per share, an option to purchase 1,200 shares at $20.00 per share and an option to purchase 1,200 shares at $25.00 per share, all of which are exercisable until December 31, 2003.


Agreement with Scotts.

     On December 12, 2001, we entered into an agreement with The Scotts Company ("Scotts") under which we have agreed to give Scotts an exclusive right to evaluate our technologies in the worldwide consumer lawns and gardens markets for a period of twelve months. During this period, Scotts will conduct efficacy testing; research and development and/or consumer research on our technologies, and if the testing and research are satisfactory to Scotts, will work with Bion to develop a business plan for selling products using our technologies in the referenced markets.

Joint Venture to Develop Dairy Complexes.

     In June 2002, our newly formed Dairy Park LLC subsidiary entered into a non-binding agreement with Dr. Michael J. McCloskey and Timothy C. den Dulk to develop, own and operate a number of large diary facilities.

     Bion anticipates that two to four complexes, ranging in size from 10,000 to 50,000 animals, will be developed by the joint venture over the next three years. The complexes will be turnkey, state-of-the-art facilities and will be made available to dairy producers. Bion plans to provide its technology for waste management, secure financing for the facilities, develop the financial
lease terms and provide independent management.   The primary responsibilities
of the McCloskey/den Dulk partnership are expected to be site selection and development, lease terms and recruitment of tenants, and management of the facilities.

Employment of Chief Financial Officer.

     Effective July 29, 2002, Lawrence R. Danziger became our Chief Financial Officer. Mr. Danziger served as Corporate Controller of Internet Commerce Corporation, a publicly-held company, from April 1999 to July 2002. Prior to joining Internet Commerce Corporation, Mr. Danziger was Supervisor at the accounting firm of Richard A. Eisner & Company L.L.P. Mr. Danziger received a Bachelor of Science degree in Accounting from the Univerity of Albany, State University of New York. Mr. Danziger is also a Certified Public Accountant.


                         THE DISTRIBUTION

REASONS FOR THE DISTRIBUTION

     The distribution is being made pursuant to a Registration Rights Agreement between Bion and Centerpoint which was entered into in connection with Centerpoint's purchase of 1,900,000 shares our Common Stock on January 15, 2002. Centerpoint paid $8.5 million in cash and assigned certain rights to Bion in exchange for the shares. In a related transaction on that date, Bion acquired 3,459,997 shares of Centerpoint common stock, which currently represents approximately 57.6% of Centerpoint's outstanding common stock.

     At the time of the purchase of the 1,900,000 shares of Bion's Common Stock by Centerpoint, it was intended that the shares would be distributed to Centerpoint's shareholders. The distribution is being made to fulfill this intent.

MANNER OF EFFECTING THE DISTRIBUTION

     The distribution will be effected by a stock dividend paid to each holder of record of Centerpoint common stock. The shares issued to Bion will be cancelled. The distribution ratio will be 0.31639 shares of our Common Stock for every one share of Centerpoint common stock outstanding on the record date. No fractional shares will be issued. Instead, fractions will be rounded up or down to the nearest full share. In the event of any overage due to rounding, the number of shares to be distributed to Bion will be reduced. Centerpoint shareholders will not be required to pay for shares of our Common Stock received in the distribution. Additionally, Centerpoint shareholders will not need to surrender or exchange Centerpoint common stock in order to receive shares of our Common Stock. All shares of our Common Stock received by Centerpoint shareholders in connection with the distribution will be fully paid and non-assessable. Centerpoint shareholders do not have any appraisal rights in connection with the distribution.

     In order to be entitled to receive shares of our Common Stock in the distribution, Centerpoint shareholders must be holders of record of Centerpoint common stock at 5:00 p.m., Denver time on the distribution effective date, which is expected to be _____________, 2002.

     The payment agent is Corporate Stock Transfer, Inc. Corporate Stock Transfer, Inc. will commence mailing our Common Stock certificates on the distribution date.

RESULTS OF THE DISTRIBUTION

     Following the distribution, we will continue to be a publicly-traded company and continue our business.

     Following the distribution, Centerpoint will have only minimal assets and will continue to evaluate business opportunities available to it. The distribution will not affect the number of outstanding shares of Centerpoint common stock or any rights of Centerpoint shareholders.

AGREEMENTS BETWEEN BION AND CENTERPOINT AND
RELATIONSHIP AFTER THE DISTRIBUTION

    On March 14, 2002, Centerpoint and Bion entered in an agreement effective January 15, 2002 pursuant to which Centerpoint will pay $12,000 a month for management services, support staff and office space. In addition, Bion will advance to Centerpoint sums needed to bring its filings with the SEC current, distribute Bion shares to its shareholders, to locate and acquire new business opportunities and for on-going expenses. Bion has no obligation to make any advances in excess of $500,000. All sums due Bion are evidenced by a convertible revolving promissory note. As additional consideration, Bion received a warrant to purchase 1,000,000 shares of Centerpoint's common stock at $3.00 per share until March 14, 2007. As of June 30, 2002 Bion had advanced Centerpoint a total of $186,257.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     Tax Treatment of Distribution. Centerpoint has not applied for, nor has it obtained, a private letter ruling from the U.S. Internal Revenue Service nor has it received an opinion of legal counsel as to the federal and state income tax consequences to our shareholders of the distribution by Centerpoint of the shares of Bion Common Stock. However, Centerpoint believes that such distribution will be treated as a taxable distribution of property under
Section 301 of the Internal Revenue Code of 1986, as amended, which for convenience is referred to as the "Code." For purposes of Code Section 301, the distribution of shares of stock of another corporation is considered a distribution of property.

     While the distributions of the shares of Bion Common Stock will result in a partial liquidation of Centerpoint's assets, the transaction will not qualify for capital gains treatment as provided under the partial liquidation rules of Code Section 302(b)(4) due to the fact that Centerpoint's shareholders are not being requested to surrender any of their shares of Centerpoint common stock in exchange for the shares of the Bion Common Stock, nor are Centerpoint's shareholders being requested to approve a plan of redemption of their stock or otherwise approve the proposed distribution. Nevertheless, the proposed distribution under the dividend rules of Code Sections 301(c) and 316(a) may have similar tax results for non-corporate shareholders of Centerpoint as those accorded to shareholders receiving a distribution of property which would otherwise be treated as a partial liquidation.

     Code Sections 301(c) and 316(a) require that the portion of a distribution which is made to the extent of

     .  earnings and profits accumulated since the inception of Centerpoint;
        or

     . earnings and profits for Centerpoint's current taxable year (without reduction for any distributions made during the current taxable year) without taking into account the amount of earnings and profits at the time the distribution was made will be treated as a "dividend" and taxable as ordinary income and not at the more favorable tax rates accorded to long-term capital gains for those non-corporate shareholders who have held Centerpoint stock for more than one year.

     As of December 31, 2001, Centerpoint had an accumulated deficit on a consolidated basis of $5,103,000. From January 1, 2002 to March 31, 2002, Centerpoint had income of $1,819,000. If the fair market value of the shares of the Bion Common Stock on the date of distribution to Centerpoint's shareholders had exceeded Centerpoint's tax basis (cost) for such shares, under Code Section 312(b), Centerpoint's earnings and profits for the current year would have been increased by the amount of such excess. Because Centerpoint's total tax basis in the shares of Bion Common Stock exceeds the current fair market value of such shares, we do not expect that the distribution of such shares will result in generating any earnings and profits for the current year. However, Centerpoint cannot be certain whether or not it will have current earnings and profits, on a consolidated basis, by the end of the current taxable year, as a result of its current activities or the activities of any corporation which may merge with Centerpoint or a subsidiary of it during the current year.

     Therefore, if Centerpoint does have any current earnings and profits by the end of the taxable year, the distribution of the shares of Bion Common Stock will be taxable as a dividend at ordinary tax rates to the extent of such current earnings and profits. If Centerpoint does not have any current earnings and profits as determined at the end of the current year, the distribution will not be taxable at ordinary rates.

     To the extent that the distribution is not made out of earnings and profits, the portion of the fair market value of the shares of Bion Common Stock not attributable to earnings and profits will be treated as a return of each shareholder's capital and as such will reduce the adjusted tax basis of the Centerpoint common stock owned by him or her. To the extent that the fair market value of the shares of Bion Common Stock distributed to each shareholder exceeds the adjusted tax basis of the Centerpoint common stock owned by him or her, such portion will be treated as a gain from the sale or exchange of property and will be entitled to long-term capital gain treatment if the Centerpoint shares are held by an individual or non-corporate shareholder as a capital asset (i.e., held for investment and not as dealer inventory) for a period of more than one (1) year.

     If any portion of the distributions is treated as a dividend taxable at ordinary rates to the extent previously discussed, that portion received by a domestic corporate shareholder will be eligible for the dividend received deduction under Code Section 243. If a domestic corporate shareholder owns less than 20% of Centerpoint stock, the deduction will be 70% of the amount received as a dividend [80% if the domestic corporate shareholder owns 20% or more of Centerpoint's stock (by vote and value)].

     Tax Basis. Under Code Section 301(d), your tax basis in the shares of Bion Common Stock received by you will be equal to the fair market value of these shares as determined on the date of distribution.

     Holding Period. Your holding period for the shares of Bion Common Stock received in the distribution will begin on the date that these shares are distributed to you.

     Subsequent Sale of Bion Stock. If you sell your shares of Bion Common Stock at any time subsequent to the date you receive such shares, you will recognize gain or loss in the amount equal to the difference between the amount of proceeds received from the sale and the tax basis allocated to the shares sold by you. The gain or loss will be a capital gain or loss provided the shares are held by you as a capital asset (provided that you hold the Bion shares as an investor and not as a dealer). If the shares of Bion Common Stock are held by you for more than one year after the date of the distribution, such gain or loss will be taxable as a long-term capital gain or loss.

     State, Local and Foreign Tax Consequences. You should consult your own tax advisor regarding the state, local and foreign tax consequences of your receipt of shares of Bion Common Stock.

     Tax Return Statement. Code Section 6042 and the U.S. Treasury Regulations adopted under that provision require Centerpoint to prepare and file with the Internal Revenue Service a detailed statement on Form 1099-DIV setting forth certain information regarding the distribution and to furnish you this statement on or before January 31, 2003, to enable you to report the distribution on your U.S. federal income tax return for 2002, the year in which the distribution of the shares of Bion Common Stock occurs. Centerpoint may be required to withhold 31% of any payment made to you if you fail or have failed to furnish your taxpayer identification number to us, or the IRS notifies Centerpoint that your number is incorrect or informs us that you are subject to backup withholding because you failed to report interest or dividends in prior taxable years or you fail to certify that you are not subject to backup withholding when certification is required.

     The summary of U.S. federal income tax consequences set forth above is for general information purposes only and may not be applicable to shareholders who are not citizens or residents of the United States or who are otherwise subject to special treatment under the Code. All shareholders should consult their own tax advisors as to the particular tax consequences to them of the stock distribution, including the state, local and (if applicable) foreign tax consequences.

                          DESCRIPTION OF COMMON STOCK

     We are authorized to issue 100,000,000 shares of our no par value Common Stock, of which 5,307,395 shares were issued and outstanding as of July 31,
2002.   Holders of Common Stock are entitled to cast one vote for each share held of record on all matters presented to shareholders. Shareholders do not have cumulative rights; hence, the holders of more than 50% of the outstanding Common Stock can elect all directors.

     We have reserved approximately 2,113,621 shares of our Common Stock for issuance under outstanding options, warrants, rights and convertible securities.

     Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, holders of Common Stock will share pro rata in any distribution of our assets after payment of all liabilities. We do not anticipate that any dividends on Common Stock will be declared or paid in the foreseeable future. Holders of Common Stock do not have any rights of redemption or conversion or preemptive rights to subscribe to additional shares if issued by us. All of the outstanding shares of our Common Stock are fully paid and nonassessable.

Penny Stock and NASD Sales Practices Rules

     Our Common Stock is currently defined as a "penny stock" under the Exchange Act and rules of the Securities and Exchange Commission. The Exchange Act and such penny stock rules generally impose additional sales practices and disclosure requirements on broker-dealers who sell our securities to persons other than "accredited investors" or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, the broker-dealer must make a written suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain required disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, and the compensation to be received by the broker-dealer and certain associated persons, provide monthly account statements showing the market value of each penny stock held in a customer's account, and deliver certain standardized risk disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules affect the ability of broker-dealers to make a market in or trade our shares and may also affect the ability of purchasers of shares to resell those shares in the public market.

     In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must take reasonable efforts to obtain information about the customers' financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, and this has an adverse effect on the market for our shares.

                                   EXPERTS

     The June 30, 2001 financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding the Company's ability to continue as a going concern) incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


                                LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for us by Krys Boyle Freedman Graham Sawyer Terry & Moore, P.C., Denver, Colorado. Officers, directors and employees of this law firm own an aggregate of approximately 12,000 shares of our Common Stock.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY COMMON STOCK IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

           DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                        SECURITIES ACT LIABILITIES

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the forgoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents that we have filed with the Commission shall be deemed to be incorporated in this Prospectus and to be a part hereof:

     1.  Annual Report on Form 10-KSB for the fiscal year ended June 30,
         2001.

     2. Amendments on Form 10-KSB/A to the Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001.

     3.  Quarterly Report on Form 10-QSB for the quarter ended September 30,
         2001.

     4.  Current Report on Form 8-K dated September 6, 2001.

     5.  Current Report on Form 8-K dated December 12, 2001.

     6.  Current Report on Form 8-K/A dated December 12, 2001.

     7.  Quarterly Report on Form 10-QSB for quarter ended December 31, 2001.

     8.  Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002.

     9.  Quarterly Report on Form 10-QSB/A for the quarter ended March 31,
         2002.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated herein by reference modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     We will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be directed to Bion Environmental Technologies, Inc., 18 East 50th Street, 10th Floor, New York, New York 10022, or (212) 758-6622.

                                  PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS
                     ______________________________________

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table itemizes our estimated expenses in connection with the issuance and distribution of the securities being registered hereby.

     SEC Registration Fee....................   $    301
     Transfer Agent Fees.....................      5,000
     Legal Fees and Expenses.................      9,000
     Accounting Fees and Expenses............      5,000
     Miscellaneous...........................        699
                                                 -------
         Total ..............................    $20,000
                                                 =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Colorado Business Corporation Act generally provides that a corporation may indemnify its directors, officers, employees and agents against liabilities and reasonable expenses (including attorneys' fees) incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal (a "Proceeding"), by reason of being or having been a director, officer, employee, fiduciary or agent of the Corporation, if such person acted in good faith and reasonably believed that his conduct in his official capacity with the Corporation was in the best interests of the Corporation (or, with respect to employee benefit plans, was in the best interests of the participants in or beneficiaries of the plan), and in all other cases his conduct was at least not opposed to the Corporation's best interests. In the case of a criminal proceeding, the director, officer, employee or agent must have had no reasonable cause to believe his conduct was unlawful. The Corporation may not indemnify a director, officer, employee or agent in connection with a proceeding by or in the right of the Corporation if such person is adjudged liable to the Corporation, or in a proceeding in which such person is adjudged liable for receipt of an improper personal benefit. Unless limited by the Corporation's Articles of Incorporation, the Corporation shall be required to indemnify a director or officer of the Corporation who is wholly successful, on the merits or otherwise, in defense of any proceeding to which he was a party, against reasonable expenses incurred by him in connection with the proceeding. The foregoing indemnification is not exclusive of any other rights to which those indemnified may be entitled under applicable law, the Corporation's Articles of Incorporation, Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.

     The Corporation's Articles of Incorporation and Bylaws generally provide for indemnification of directors, officers, employees and agents to the fullest extent allowed by law.

ITEM 16.  EXHIBITS

Exhibit
 Number    Description of Exhibit
--------   ----------------------

5.1 Opinion of Krys Boyle Freedman Graham Sawyer Terry & Moore, P.C. regarding legality.*

23.1      Consent of BDO Seidman, LLP.*

23.2 Consent of Krys Boyle Freedman Graham Sawyer Terry & Moore, P.C.- Contained in Exhibit 5.1.*
______________

* Filed herewith electronically.


ITEM 17.  UNDERTAKINGS

     The undersigned Company hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering.

     (5) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 12, 2002.

                              BION ENVIRONMENTAL TECHNOLOGIES, INC.


                              By:/s/ David J. Mitchell
                                 ----------------------------------
                                 David J. Mitchell, Chief Executive
                                 Officer, President and Chairman
                                 (Principal Executive Officer)



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

     Signatures                       Title                     Date


/s/ David J. Mitchell
-------------------------     Chief Executive Officer,     August 12, 2002
David J. Mitchell             President and Chairman


/s/ David Fuller
-------------------------     Principal Accounting         August 12, 2002
David Fuller                  Officer


/s/ Lawrence R. Danziger
-------------------------     Chief Financial Officer      August 12, 2002
Lawrence R. Danziger


/s/ Jere Northrop
-------------------------     Chief Technical Officer      August 12, 2002
Jere Northrop                 and Director



-------------------------     Director
Salvatore J. Zizza


/s/ Andrew G. Gould
-------------------------     Director                     August 12, 2002
Andrew G. Gould


/s/ Howard E. Chase
-------------------------     Director                     August 12, 2002
Howard E. Chase